Date: March 30, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities Toronto Stock Exchange
Subject: ELDORADO GOLD CORPORATION
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 05, 2016
Record Date for Voting (if applicable) :	April 05, 2016
Beneficial Ownership Determination Date :	April 05, 2016
Meeting Date :	May 25, 2016
Meeting Location (if available) :	Vancouver Club, Grand Ballroom – 915 West Hastings Street, Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	284902103	CA2849021035

Sincerely, Computershare Agent for ELDORADO GOLD CORPORATION